UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2009

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events

On April 6, 2009, WNS (Holdings) Limited, acting for itself and as agent on behalf of the Borrower and the Guarantors (each as defined below), and ICICI
Bank UK Plc, acting for itself and as agent for the Arrangers, the Lenders, the
Security Trustee and the Account Banks (each as defined below), agreed to enter into an Amended and Restated Facility Agreement Agent (the "Amended and Restated
Facility Agreement") by and among (1) WNS (Mauritius) Limited, as borrower (the
"Borrower"), (2) WNS (Holdings) Limited and its subsidiaries named as guarantors therein (collectively, the "Guarantors"), (3) ICICI Bank UK Plc, ICICI Bank
Canada, DBS Bank Ltd. and The Hong Kong and Shanghai Banking Corporation, as
arrangers (collectively, the "Arrangers"), (4) ICICI Bank UK Plc, as agent (the
"Agent"), (5) the lenders named therein (collectively, the "Lenders"), (6)
Morgan Walker Solicitors LLP, as security trustee (the "Security Trustee"), and
(7) ICICI Bank UK Plc and HSBC Bank (Mauritius) Ltd, as account banks
(collectively, the "Account Banks"), to amend and restate the Amended and
Restated Facility Agreement, dated March 10, 2009, by and among the same parties, which amended and restated the Facility Agreement dated July 10, 2008
(the "Facility Agreement") by and among the Borrower, the guarantors named therein, ICICI Bank UK Plc and ICICI Bank Canada, as arrangers and lenders,
ICICI Bank UK Plc, as agent, and the Security Trustee. The Amended and Restated
Facility Agreement became effective on April 14, 2009. The agreed form of
Amended and Restated Facility Agreement is attached hereto as Exhibit 99.1.

Exhibit

99.1 Form of Amended and Restated Facility Agreement by and among the Borrower, the Guarantors, the Arrangers, the Agent, the Lenders, the Security Trustee and
the Account Banks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: April 14, 2009	By:	/s/Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Amended and Restated Facility Agreement